Exhibit 12.1
PlanetOut Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year ended December 31,
	2001	2002	2003	2004	2005
Net income (loss) from operations as reported	(15,644)	(7,807)	(423)	449	2,043
Add: Fixed charges	836	112	193	1,713	238
Earnings as defined	(14,808)	(7,695)	(230)	2,162	2,281
Fixed charges	836	112	193	1,713	238
Ratio of earnings to fixed charges (1)	—	—	—	1.3x	9.6x

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2001 through 2003 by amounts equal to the net loss for the period.